# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Compass Therapeutics, Inc., CIK 0001738021
CUSIP: 20454B104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 80 Guest St., Suite 601, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001953093
Persons authorized to receive notices and communications: Commander Aggregator, LP, c/o The Corporation Trust Company, Corporation Trust Cntr, 1209 Orange St., Wilmington, New Castle, Delaware (DE), 19801, (302) 658-7581; Sophia Hudson, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4800

## Reporting persons
- Commander Aggregator, LP (CIK 0001953093): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,788,150; sole dispositive power 0; shared dispositive power 7,788,150; aggregate amount beneficially owned 7,788,150 (4.5% of the class)
  Comment: Percentage of ownership is based upon 171,572,498 shares of common stock, par value $0.0001 per share ("Common Stock"), issued and outstanding, effective as of August 14, 2025, as set forth in the Issuer's Prospectus filed pursuant to Rule 424(b)(5) ("Prospectus") with the Securities and Exchange Commission ("SEC") on August 13, 2025.
- Enavate Sciences, LP (CIK 0001953098): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,788,150; sole dispositive power 0; shared dispositive power 7,788,150; aggregate amount beneficially owned 7,788,150 (4.5% of the class)
  Comment: Percentage of ownership is based upon 171,572,498 shares of Common Stock issued and outstanding, effective as of August 14, 2025, as set forth in the Issuer's Prospectus filed with the SEC on August 13, 2025.
- Enavate Sciences GP, LLC (CIK 0001953107): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,788,150; sole dispositive power 0; shared dispositive power 7,788,150; aggregate amount beneficially owned 7,788,150 (4.5% of the class)
  Comment: Percentage of ownership is based upon 171,572,498 shares of Common Stock issued and outstanding, effective as of August 14, 2025, as set forth in the Issuer's Prospectus filed with the SEC on August 13, 2025.
- Enavate Sciences Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,788,150; sole dispositive power 0; shared dispositive power 7,788,150; aggregate amount beneficially owned 7,788,150 (4.5% of the class)
  Comment: Percentage of ownership is based upon 171,572,498 shares of Common Stock issued and outstanding, effective as of August 14, 2025, as set forth in the Issuer's Prospectus filed with the SEC on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Compass Therapeutics, Inc.
Address of issuer's principal executive offices: 80 Guest St., Suite 601, Boston, Massachusetts (MA), 02135
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the initial Schedule 13D filed on November 14, 2022 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Statement is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Statement is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of this Statement is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Statement is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: None of the Reporting Entities has effected any transactions in the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the decrease in the outstanding shares, effective as of August 14, 2025, as reported by the Issuer in the Prospectus filed on August 13, 2025, the Reporting Entities' beneficial ownership ceased to exceed 5% on such date and the Reporting Entities are no longer subject to Section 13 reporting.

## Signatures
- Commander Aggregator, LP: /s/ James P. Boylan, James P. Boylan / Chief Executive Officer (08/18/2025)
- Enavate Sciences, LP: /s/ James P. Boylan, James P. Boylan / Chief Executive Officer (08/18/2025)
- Enavate Sciences GP, LLC: /s/ James P. Boylan, James P. Boylan / Chief Executive Officer (08/18/2025)
- Enavate Sciences Holdings, LLC: /s/ James P. Boylan, James P. Boylan / Chief Executive Officer (08/18/2025)
Comment: Enavate Sciences, LP By: Enavate Sciences GP, LLC Its: General Partner,

Enavate Sciences GP, LLC By: Enavate Sciences Holdings, LLC Its: Sole Member